

October 2, 2012

Via E-mial
Mr. Kendall Larsen
President & Chief Executive Officer
VirnetX Holding Corporation
308 Dorla Court
Suite 206
Zephyr Cove, NV 89448

> **Re: VirnetX Holding Corporation.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-33852**

Dear Mr. Larsen:

We have reviewed your letter dated August 30, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 13, 2012.

Form 10-Q for the Fiscal Quarter ending June 30, 2012

Notes to the Financial Statements

Note 9.   Litigation, page 9

1.   We note from your response to our prior comment 1 that the one-time payments received in your Patent License Agreements did not include a damages judgment. Considering the Agreements were entered into in settlement of existing patent infringement litigation in which you agreed to dismiss the pending litigation, tell us what consideration you gave to

allocating a portion of the proceeds to non-license royalty revenues such as consideration for settling the dispute, interest or other income or expense reimbursement, etc.

2. Please explain further how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to disaggregating any allocation to separate elements among these Agreements.

3. Please describe, in detail, how you determined the amount of consideration to be paid for past royalties under each of these Agreements. In your response, please clarify whether each Agreement covers the same technology and if so, explain further why the royalty rates differ and how such rates were derived under each Agreement. In this regard, tell us what impact any exclusive or non-exclusive license provisions had on your determination of royalty rates among the Agreements. In addition, tell us whether you were able to determine the actual amount of usage based on prior sales by each licensee and how such usage factored into the one-time payment received upon settlement. Also, explain further why you believe revenue classification is appropriate for the entire amount of such payments.

4. Tell us how you determined the future royalty rates for each of these Agreements. Explain further why the rates differ amongst the Agreements and why the royalty rates charged for past usage are lower than those charged for future usage in two of your Agreements. Also, tell us how these royalty rates compare to the rates charged under arrangements that were not negotiated as part of pending litigation as well as to your established licensing policies.

5. Please provide us with copies of each of these Agreements and a summary of the terms, conditions and nature of any exclusivity conditions.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Brad Finkelstein
        Wilson Sonsini Goodrich & Rosati